SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
ev3 Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

26928A200
(CUSIP Number)

December 17, 2007
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26928A200
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Composite Portfolios, L.L.C. 13-4152438
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 5,867,813
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 5,867,813
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,867,813
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 26928A200
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 5,867,813
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 5,867,813
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,867,813
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 26928A200
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 5,876,713
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 5,876,713
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,876,713
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 26928A200
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 5,876,713
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 5,876,713
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,876,713
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer
ev3 Inc.

(b)	Address of Issuer's Principal Executive Offices
9600 54th Avenue North, Suite 100
Plymouth, Minnesota 55442
Item 2.
(a)	Name of Person Filing
D. E. Shaw Composite Portfolios, L.L.C.
D. E. Shaw & Co., L.L.C.
D. E. Shaw & Co., L.P.
David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is:
120 W. 45th Street, Tower 45, 39th Floor
New York, NY 10036

(c)	Citizenship
D. E. Shaw Composite Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Common Stock, $0.01 par value

(e)	CUSIP Number
26928A200

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

As of December 24, 2007:

(a)   Amount beneficially owned:

D. E. Shaw Composite Portfolios, L.L.C.:	5,867,813 shares
D. E. Shaw & Co., L.L.C.:	5,867,813 shares This is composed of 5,867,813 shares in the name of D. E. Shaw Composite Portfolios, L.L.C.
D. E. Shaw & Co., L.P.:	5,876,713 shares This is composed of (i) 5,867,813 shares in the name of D. E. Shaw Composite Portfolios, L.L.C. and (ii) 8,900 shares under the management of D. E. Shaw Investment Management, L.L.C.
David E. Shaw:	5,876,713 shares This is composed of (i) 5,867,813 shares in the name of D. E. Shaw Composite Portfolios, L.L.C. and (ii) 8,900 shares under the management of D. E. Shaw Investment Management, L.L.C.

(b) Percent of class:
D. E. Shaw Composite Portfolios, L.L.C.:	5.6%
D. E. Shaw & Co., L.L.C.:	5.6%
D. E. Shaw & Co., L.P.:	5.6%
David E. Shaw:	5.6%

(c) Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
D. E. Shaw Composite Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
D. E. Shaw Composite Portfolios, L.L.C.:	5,867,813 shares
D. E. Shaw & Co., L.L.C.:	5,867,813 shares
D. E. Shaw & Co., L.P.:	5,876,713 shares
David E. Shaw:	5,876,713 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw Composite Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw Composite Portfolios, L.L.C.:	5,867,813 shares
D. E. Shaw & Co., L.L.C.:	5,867,813 shares
D. E. Shaw & Co., L.P.:	5,876,713 shares
David E. Shaw:	5,876,713 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Composite Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Composite Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 5,876,713 shares as described above constituting 5.6% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 5,876,713 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification
By signing below, each of D. E. Shaw Composite Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Rochelle Elias, are attached hereto.

Dated: December 27, 2007

D. E. Shaw Composite Portfolios, L.L.C. By: D. E. Shaw & Co., L.L.C., as managing member By: /s/ Rochelle Elias Rochelle Elias Chief Compliance Officer

D. E. Shaw & Co., L.L.C. By: /s/ Rochelle Elias Rochelle Elias Chief Compliance Officer D. E. Shaw & Co., L.P. By: /s/ Rochelle Elias Rochelle Elias Chief Compliance Officer

David E. Shaw By: /s/ Rochelle Elias Rochelle Elias Attorney-in-Fact for David E. Shaw